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EXHIBIT 4.7

        Plan for Granting Stock Options in Substitution for Stock Options
                    Granted by Texas Instruments Incorporated


         Raytheon Company will grant options to purchase the Common Stock of Raytheon Company ("Substitute Options") to individuals ("Optionees") in substitution for options granted to Optionees by Texas Instruments Incorporated with respect to shares of Common Stock of Texas Instruments Incorporated ("Original Options"). The Substitute Options will meet the following requirements: 1) the excess of the aggregate fair market value over the aggregate option price of the shares subject to the Substitute Options will be no greater than the excess of the aggregate fair market value over the aggregate option price of the shares subject to the Original Options; and 2) the Substitute Options will not give Optionees additional benefits which they did not have under the Optional Options.